

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

J. Douglas Ramsey
Chief Executive Officer
Breeze Holdings Acquisition Corp.
5324 Davis Blvd.
North Richland Hills, TX 76180

>**Re: Breeze Holdings Acquisition Corp.**
>**Draft Registration Statement on Form S-1**
>**Submitted July 16, 2020**
>**CIK No. 0001817640**

Dear Dr. Ramsey:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration on Form S-1 submitted July 16, 2020

Risk Factors, page 30

1.   We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations

thereunder. We note that the provision does not apply to claims arising under the Exchange Act. Please ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Please add a risk factor describing the risks related to the exclusive forum provision mentioned on page 126.

You will not have any rights or interests, page 33

2.   We note the disclosure that investors will be entitled to funds from the trust account "only upon the earliest to occur" of the events you list. If an investor who does not seek to redeem shares in connection with the event listed in (ii) will not be permitted to redeem shares in connection with a later event, please revise to clarify.

Signatures, page II-8

3.   Please indicate below the second paragraph of text who signed in the capacity of principal financial officer. Also, you indicate here that Mr. Griffin is a director; however, on page 101 you indicate he is a director nominee. Please reconcile.

       You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek, Staff Attorney, at 202-551-3641 or Asia Timmons-Pierce, Special Counsel, at 202-551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing